# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REGIONAL HEALTH PROPERTIES, INC., CIK 0001004724
CUSIP: 75903M309
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia (GA), 30338
Date of event which requires filing of this statement: 06/18/2025
Amends the filing with accession number 0001193805-25-000230
Filed by CIK 0001402258
Persons authorized to receive notices and communications: Charles L. Frischer, 3156 East Laurelhurst Drive, Seattle, Washington (WA), 98105, 917-528-1465

## Reporting persons
- Charles Frischer (CIK 0001402258): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 157,734; shared voting power 0; sole dispositive power 157,734; shared dispositive power 0; aggregate amount beneficially owned 157,734 (7.4% of the class)
- Libby Frischer Family Partnership (CIK 0001426397): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: REGIONAL HEALTH PROPERTIES, INC.
Address of issuer's principal executive offices: 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia (GA), 30338
Comment: This Amendment No. 13 to Schedule 13D (this "Amendment") amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and the Libby Frischer Family Partnership, a New York partnership, on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on August 27, 2018, as amended by Amendment No. 2 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 3, 2018, as amended by Amendment No. 3 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 2, 2018, as amended by Amendment No. 4 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 4, 2019, as amended by Amendment No. 5 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on June 2, 2021, as amended by Amendment No. 6 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on July 1, 2021, as amended by Amendment No. 7 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on March 7, 2022, as amended by Amendment No. 8 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 7, 2022, as amended by Amendment No. 9 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 17, 2023, as amended by Amendment No. 10 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on June 20, 2023, as amended by Amendment No. 11 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on February 17, 2024, as amended by Amendment No. 12 to the Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on February 19, 2025 with respect to their interests in shares of 12.5% Series B Cumulative Redeemable Preferred Stock, no par value ("Series B Preferred Shares"), and Common Stock, no par value ("Common Shares"), of Regional Health Properties, Inc., a Georgia corporation (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended as follows:

On June 18, 2025, Charles Frischer sent a letter to the Board of Directors of the Issuer (the "Board"), in response to an offer to purchase assets of the Issuer, submitted to the Board on May 6, 2025 (the "Purchase Offer"). In such letter, Mr. Frischer expressed his displeasure that Brent Morrison, the Chief Executive Officer of the Issuer has not engaged with the potential buyer regarding the Purchase Offer and urged the Board to begin negotiations relating to the Purchase Offer, as such offer reflects a 99% premium to the Common Share price. A copy of Mr. Frischer's letter is attached as an Exhibit to this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D.
2. Letter to the Issuer dated June 18, 2025 - filed herewith.

## Signatures
- Charles Frischer: /s/ Charles Frischer, Charles Frischer (06/18/2025)
- Libby Frischer Family Partnership: /s/ Charles Frischer, Charles Frischer/General Partner (06/18/2025)